
14007966


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 27 2014
WASHINGTON DC
197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9861

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M&T BANK CORPORATION
One M&T Plaza
Buffalo, New York 14203

and

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN
One M&T Plaza
Buffalo, New York 14203

Table of Contents of Information Required in Report

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The M&T Bank Corporation Retirement Savings Plan("the Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing the financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements for the years ended December 31, 2013 and 2012 and the supplemental schedule as of December 31, 2013 are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule have been examined by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, and their report is included therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the M&T Bank Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 26, 2014

By: 

Stephen J. Braunscheidel
M&T Bank Corporation Employee
Benefit Plans Committee



Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-32044, 333-16077, 333-84384, 333-164015 and 333-189097) of M&T Bank Corporation of our report dated June 25, 2014 relating to the financial statements of M&T Bank Corporation Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

June 26, 2014

Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE OF THE M&T BANK CORPORATION RETIREMENT SAVINGS PLAN



Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefit Plans Committee of the M&T Bank Corporation Retirement Savings Plan

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of M&T Bank Corporation Retirement Savings Plan (the "Plan") at December 31, 2013 and 2012, and the changes in assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 26, 2014

PricewaterhouseCoopers LLP, 3600 HSBC Center, Buffalo, NY 14203-2879
T: (716) 856 4650, F: (716) 856 1208, www.pwc.com/us

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2013	2012
Investments, at fair value:		
M&T Bank Corporation common stock	$ 333,815,038	299,602,886
Mutual funds	1,274,827,107	1,019,612,797
Common trust fund	164,261,781	153,464,309
Total investments	1,772,903,926	1,472,679,992
Receivables:		
Participant contributions	487,546	230,809
Employer - matching contribution	862,483	750,668
Employer - Retirement Accumulation Account contribution	20,504,901	16,766,374
Notes receivable from participants	28,257,322	27,487,046
Total receivables	50,112,252	45,234,897
Accrued investment income	199,499	222,268
Due from broker	233,392	331,870
Net assets reflecting investments at fair value	1,823,449,069	1,518,469,027
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,203,459)	(8,455,516)
Assets available for benefits	$1,821,245,610	1,510,013,511

See accompanying notes to financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31	
	2013	2012
Additions to assets available for benefits		
Net investment income:		
Interest	$ 1,161,988	1,199,799
Dividends	45,395,577	36,921,575
Net appreciation in value of investments	259,556,419	168,967,708
	306,113,984	207,089,082
Contributions:		
Participants	69,555,477	62,082,975
Employer - matching	32,081,270	31,477,788
Employer - Retirement Accumulation Account	20,504,901	16,766,374
	122,141,648	110,327,137
Total additions to assets available for benefits	428,255,632	317,416,219
Deductions from assets available for benefits		
Participant withdrawals	(117,023,533)	(111,887,177)
Net increase in assets available for benefits	311,232,099	205,529,042
Assets available for benefits at beginning of year	1,510,013,511	1,304,484,469
Assets available for benefits at end of year	$1,821,245,610	1,510,013,511

See accompanying notes to financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements

1. Description of plan

The following description of the M&T Bank Corporation Retirement Savings Plan ("the Plan") is provided for general information purposes and is qualified in its entirety by reference to the Plan document. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General

The Plan is a defined contribution combined 401(k)/stock bonus plan. The stock bonus component is intended to be an employee stock ownership plan ("ESOP"), which is designed to invest primarily in the common stock of M&T Bank Corporation ("M&T"). The Plan also offers a Retirement Accumulation Account ("RAA") feature. Employees who were participants of the M&T Bank Corporation defined benefit pension plan prior to January 1, 2006 were given an opportunity to choose between continuing to accrue benefits under that plan or receiving RAA contributions under the Plan. For those employees choosing to receive RAA contributions under the Plan and for any employee hired after July 1, 2004, M&T makes contributions on behalf of eligible participants based on each participant's compensation and length of service. The Plan exists for the benefit of employees of M&T and its subsidiaries ("the Company").

Eligibility and participation

Employees who are at least 21 years of age are immediately eligible to participate in the Plan and make pre-tax contributions through salary reduction. Participants are eligible to have 401(k) employer matching contributions made on their behalf on the first day of any pay period following the completion of 12 months of continuous service, provided that the participant is at least 21 years of age and making salary reduction contributions. Additionally, RAA participating employees are eligible for employer RAA contributions if they are at least age 21, are credited with 1,000 hours of service during the plan year and are employed by the Company on the last day of the calendar year.

Administration

The Plan is administered by M&T's Employee Benefit Plans Committee ("Administrative Committee") which is appointed by the Board of Directors of M&T Bank, a wholly owned subsidiary of M&T. The assets of the Plan are held by T. Rowe Price Trust Company ("T. Rowe"), as trustee. T. Rowe Price Retirement Plan Services, Inc. ("TRP Retirement Services") provides recordkeeping services for the Plan.

The Board of Directors of M&T has the right to terminate, amend or modify the Plan at any time subject to the Plan provisions. Upon Plan termination, participants would receive the assets allocated to their respective accounts.

Contributions

Contributions to the Plan are made by participants through salary reduction and by the Company through employer matching and RAA contributions. Employees who are participants may elect to reduce their compensation by a specified whole percentage not to exceed 50%, subject to certain limitations under Section 401(k) and Section 415 of the Internal Revenue Code. The Company remits to the Plan on behalf of each participant the amount by which the participant's compensation is reduced. Contributions may be suspended at any time.

1. Description of plan, continued

Contributions, continued

Compensation is generally defined in the Plan to mean a participant's base salary and overtime pay, all commissions earned, incentive/bonus payments and before-tax deferral amounts made by participants under Internal Revenue Code Sections 125, 132(f), 402(e)(3), 402(h) and 403(b), but excludes any compensation derived from equity awards.

Generally, an individual participant's pre-tax contribution was limited to $17,500 in 2013 and $17,000 in 2012. Participants are not permitted to make after-tax contributions to the Plan.

Employer matching contributions

After the eligible participant has completed one year of employment, the Company makes an employer matching contribution in an amount equal to 100% of the participant's pre-tax contributions that do not exceed 3% of compensation for the Plan year plus 50% of the participant's pre-tax contributions that exceed 3%, but do not exceed 6%, of compensation for the Plan year.

Catch-up contributions

A participant who has attained age 50 before the close of the respective Plan year is eligible to make unmatched catch-up contributions up to a maximum of $5,500 for each of 2013 and 2012.

Employer Retirement Accumulation Account contributions

For each Plan year, the Company will contribute on behalf of each eligible participant a percentage of each participant's compensation. An eligible participant is entitled to receive an RAA contribution if they (1) satisfy the Plan's eligibility requirements; (2) are credited with at least 1,000 hours of service during the Plan year; (3) are an active employee of the Company on the last day of the Plan year; and (4) do not participate in the M&T defined benefit pension plan if hired prior to July 2, 2004. The percentage contributed by the Company is based on the years of vesting service credited to the participant. The RAA contribution will be made as soon as practicable after the close of the Plan year. RAA contributions are invested in the available investment alternatives in the proportion elected by the participants.

Rollover contributions

Employees may also contribute amounts representing rollover distributions from other qualified defined contribution and benefit plans at any time during their employment.

Vesting

Participants' accounts are at all times fully vested and nonforfeitable, with the exception of portions attributable to RAA contributions and employer matching contributions made under the Partners Trust Bank Incentive Savings Plan ("Partners Trust Plan") and the Wilmington Trust Thrift Savings Plan ("Wilmington Trust Plan") for former participants of those plans. The Partners Trust Plan was merged into the Plan on March 3, 2008. The Wilmington Trust Plan was merged into the Plan on September 15, 2011.

1. Description of plan, continued

Vesting, continued

Participants become fully vested in their RAA contributions after completion of five years of vesting service, or when normal retirement age is reached while employed by the Company. Participants vest in their RAA contributions as follows:

Vesting service	Vested percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

Employer matching contributions that were made under the Partners Trust Plan to its former participants became vested and nonforfeitable over three- and five-year vesting periods. Effective March 3, 2008, those provisions were adopted by the Plan. There were no unvested employer matching contributions that relate to the Partners Trust Plan as of December 31, 2013.

Employer matching contributions that were made under the Wilmington Trust Plan to its former participants became vested and nonforfeitable over a five-year vesting period. Effective September 15, 2011, those provisions were adopted by the Plan and any unvested employer matching contributions made under the Wilmington Trust Plan to its former participants remain subject to those vesting periods. Former participants of the Wilmington Trust Plan are fully vested in employer matching contributions made to their account by M&T.

Forfeitures

Forfeitures represent (1) the RAAs of participants who have terminated employment with the Company and do not have a 100% non-forfeitable right in their RAA, and (2) employer matching contributions made to former participants of the Partners Trust Plan and the Wilmington Trust Plan who have terminated employment and do not have a 100% non-forfeitable right to those contributions. Forfeitures are used first to restore participant accounts that are required to be reinstated pursuant to the provisions of the Plan. At the discretion of the Administrative Committee, any remaining forfeitures may be used to reduce employer contributions (including RAA contributions). Employer contributions were reduced by $423,000 and $335,000 from the forfeiture account during 2013 and 2012, respectively. Unused balances of forfeited accounts were $31,187 and $31,806 at December 31, 2013 and 2012, respectively.

Investment programs

Participants may direct the investment of their contributions in 1% increments in any of several investment alternatives, which include mutual funds, a common trust fund and the common stock of M&T.

Participants may, in accordance with the rules of the Plan, transfer existing balances among the available investment alternatives and/or redirect their current contributions into different investment alternatives at any time. A participant may increase or decrease, at any time, the percentage of salary reduction elected, effective the first day of each payroll period.

1. Description of plan, continued

Notes to participants

Participants may borrow from their account (other than the portion attributable to RAA contributions and employer matching contributions made after December 31, 2005) an amount not to exceed the lesser of (1) 50% of the participant's vested account balance as of the most recent valuation date or (2) $50,000 reduced by the participant's highest outstanding loan balance in the twelve months prior to the date of loan origination. The minimum loan amount is $1,000. A participant may have only one loan outstanding at any time. Loans bear interest at one percentage point above the prime rate published by *The Wall Street Journal* on the date the loan is processed, except for certain loans formerly associated with the Employees' Retirement Savings Plan of Provident Bank, which determined interest rates based on local prevailing rates as determined by the plan administrator. Loans are repaid in equal installments through after-tax payroll deductions for a period of up to five years, except for certain loans formerly associated with the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust, the Partners Trust Plan, the Employees' Retirement Savings Plan of Provident Bank and the Wilmington Trust Plan, which allowed loan terms greater than five years under certain circumstances. Participants are charged a one-time $50 administrative fee for each new loan processed, which is deducted from the loan proceeds and has been included in participant withdrawals in the statement of changes in assets available for benefits.

Withdrawals and distributions

A participant undergoing financial hardship may make withdrawals from the Plan, subject to Plan limitations. Upon termination of employment for any reason, participants are entitled to a distribution of the full amount of vested individual account balances as of the valuation date immediately following such termination of service.

Upon termination of employment, participants have the option of receiving distributions of amounts greater than $5,000 (excluding rollover contributions) in the form of a lump-sum payment or by rollover contribution to other qualified plans. Participants also have the option to leave those amounts invested in the Plan. Mandatory distributions that exceed $1,000 but are less than $5,000 (excluding rollover contributions) are automatically rolled over into a T. Rowe individual retirement account unless otherwise directed by the participant. Distributions equal to $1,000 or less are automatically made by lump-sum payment less the mandatory 20% federal income tax withholding, unless otherwise elected within 90 days following termination. The non-vested portion of a participant's RAA is forfeited upon termination.

The participant may also elect, upon termination of employment, to defer distribution of either the minimum required under Internal Revenue Code Section 401(a)(9) or the entire balance, until no later than April 1 of the calendar year following the year in which age 70½ is attained. If a participant terminates employment after that date, distribution is made as soon as administratively practicable following termination of employment.

ESOP provisions

A participant entitled to a distribution who has directed some or all of their balance to be invested in common stock of M&T has the right to elect the distribution in the form of M&T common stock. A participant may also elect to receive a distribution of dividends paid on shares of M&T common stock held in the Plan and allocated to the participant's account. Dividends will be distributed quarterly as soon as administratively practicable after the dividends are paid to the Plan. If no election is made, dividends will be reinvested in the common stock of M&T.

2. Summary of significant accounting policies

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in assets available for benefits is prepared on a contract value basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are reported at fair value. Investments in the common stock of M&T, which is traded on the New York Stock Exchange, and investments in mutual funds are valued using the last reported sales price prior to the close of the Plan year. Assets in the common trust fund were comprised of an investment in a group annuity contract issued by Metropolitan Life Insurance Company ("MetLife"). The fair value of this contract is determined by MetLife based on quoted market prices of the underlying investments.

Information on fair value measurements is provided in note 4.

Investment income of M&T common stock, the common trust fund and each mutual fund is allocated to participants based on their proportionate share of the net assets of the respective investment alternative. Interest income on loans to participants is allocated to participants based on their respective loan agreement.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Risks and uncertainties

The Plan invests in various types of investments which include equity and bond funds, a common trust fund, and the common stock of M&T. These investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur and that such changes could materially affect the amounts reported in the statement of assets available for benefits.

2. Summary of significant accounting policies, continued

Administrative expenses

Expenses related to administration of the Plan are paid by the Company. Brokerage commissions for acquiring or selling securities are paid by the Plan. The Plan incurred brokerage commissions in 2013 and 2012 totaling $5,241 and $6,478, respectively. These amounts qualify as party-in-interest transactions and have been included in the statement of changes in assets available for benefits in net appreciation in fair value of investments.

Payment of benefits

Benefits are recorded when paid.

3. Guaranteed investment contract

The group annuity contract (the "Contract") issued by Metlife is a guaranteed investment contract. The Plan's assets in the common trust fund are its unit ownership interests in the Contract. The separate account investments are owned by Metlife. Metlife guarantees that all qualified participant withdrawals will be at contract value, which represents contributions, plus interest, less participant-initiated transfers.

If a withdrawal is made from the Contract as a result of a plan sponsor-initiated event or if a withdrawal is requested due to a complete or partial termination of the Plan's participation in the common trust fund before the Contract ends, the amount paid will be equal to the lesser of the guaranteed value or the fair value. Under certain conditions, Metlife retains the right to terminate the Contract at fair value. The Administrative Committee does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The Contract provides for an interest rate that is reset every quarter. The interest rate is based on a formula agreed upon with Metlife. Metlife guarantees that the interest rate will never be less than zero. The average yields for the Contract for the years ended December 31, 2013 and 2012 were as follows:

	2013	2012
Based on actual earnings	(1.94%)	3.75%
Based on interest rate credited to participants	2.21%	2.52%

4. Fair value measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy exists in GAAP for fair value measurements based upon the inputs to the valuation of an asset or liability.

4. Fair value measurements, continued

- Level 1 - Valuation is based on quoted prices in active markets for identical assets and liabilities.
- Level 2 - Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.
- Level 3 - Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may be based on the Plan's own estimates about the assumptions that market participants would use to value the asset or liability.

Assets and liabilities are classified within the fair value hierarchy based upon the lowest level classification of an input that is considered significant to the overall valuation. In general, the valuation techniques used attempt to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in note 2 under the caption "Investment valuation and income recognition" may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Administrative Committee believes the Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the end of the Plan year.

The following tables present the Plan's investments measured at estimated fair value on a recurring basis:

	At December 31, 2013			
	Level 1	Level 2	Level 3	Total
M&T Bank Corporation common stock	$ 333,815,038	-	-	333,815,038
Mutual funds				
Large Cap	350,095,913	-	-	350,095,913
Mid Cap	122,689,428	-	-	122,689,428
Small Cap	122,563,296	-	-	122,563,296
International	123,285,139	-	-	123,285,139
Asset allocation	444,592,189	-	-	444,592,189
Corporate bonds	81,432,411	-	-	81,432,411
Government bonds	30,168,731	-	-	30,168,731
	1,274,827,107	-	-	1,274,827,107
Common trust fund	-	164,261,781	-	164,261,781
Total investments measured at fair value	$1,608,642,145	164,261,781	-	1,772,903,926

4. Fair value measurements, continued

	At December 31, 2012			
	Level 1	Level 2	Level 3	Total
M&T Bank Corporation common stock	$ 299,602,886	-	-	299,602,886
Mutual funds				
Large Cap	253,731,995	-	-	253,731,995
Mid Cap	91,223,611	-	-	91,223,611
Small Cap	88,018,184	-	-	88,018,184
International	104,656,084	-	-	104,656,084
Asset allocation	354,991,958	-	-	354,991,958
Corporate bonds	94,158,913	-	-	94,158,913
Government bonds	32,832,052	-	-	32,832,052
	1,019,612,797	-	-	1,019,612,797
Common trust fund	-	153,464,309	-	153,464,309
Total investments measured at fair value	$1,319,215,683	153,464,309	-	1,472,679,992

There were no transfers between levels of the fair value hierarchy during 2013 or 2012. There were no Level 3 valuations during 2013 or 2012.

5. Investments

Investments representing 5% or more of assets available for benefits as of the dates indicated were as follows:

	December 31	
	2013	2012
M&T Bank Corporation common stock	$333,815,038	299,602,886
Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III	164,261,781	153,464,309
The Vanguard Group, Inc. Institutional Index Fund	156,804,731	113,211,504
T. Rowe Price Associates, Inc. Balanced Fund	133,273,847	106,021,540
Harbor Capital Advisors, Inc. International Fund	*	93,410,072
Harbor Capital Advisors, Inc. International Institutional Fund	111,888,088	*
T. Rowe Price Associates, Inc. Growth Stock Fund	94,406,743	*

* *The fair value of this investment was either less than 5% of the Plan's total net assets available for benefits or was not an investment option as of the date indicated*

Statement of changes in assets available for benefits

The Plan presents in the statement of changes in assets available for benefits the net appreciation in value of investments, which consists of the realized gains and losses from the sale of investments and the unrealized appreciation on investments. The Plan's investments appreciated in value as follows:

	For the year ended December 31	
	2013	2012
M&T Bank Corporation common stock	$ 53,810,871	70,093,203
Mutual funds	194,198,372	96,767,995
Other	11,547,176	2,106,510
Net appreciation in value of investments	$259,556,419	168,967,708

6. Income taxes

The Internal Revenue Service issued a favorable determination letter on May 20, 2003 regarding the qualified and tax-exempt status of the Plan under Sections 401 and 501 of the Internal Revenue Code. Subsequent to receipt of the favorable determination letter, the Plan has been amended. The Administrative Committee is of the opinion that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, and that those amendments did not affect the qualified and tax-exempt status of the Plan and, accordingly, no provision has been made for income taxes. Participants are not subject to federal or state income tax on employer contributions and pre-tax participant salary reduction contributions until such contributions are withdrawn or distributed. Participants are also not subject to federal or state income tax on the earnings and appreciation of the assets of the Plan until such amounts are withdrawn or distributed.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Administrative Committee has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2013 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

7. Related party transactions

The Plan invests in shares of the common stock of M&T. The Plan held 2,867,334 shares with a fair value of $333,815,038 and 3,042,580 shares with a fair value of $299,602,886 at December 31, 2013 and 2012, respectively. The plan received cash dividends of $8,129,953 and $8,591,088 on the common stock of M&T during 2013 and 2012, respectively.

Certain Plan investment alternatives represent shares of mutual funds that are advised by an entity related to T. Rowe. T. Rowe serves as trustee and record-keeper. Wilmington Trust Investment Advisors, Inc. ("WTIA") provides advisory services for Plan investments in the Wilmington Funds, as well as providing recommendations related to the investment alternatives offered by the Plan. WTIA is a wholly owned subsidiary of M&T Bank, the Plan sponsor. The transactions described above qualify as party-in-interest transactions. M&T Bank did not pay WTIA any fees on behalf of the Plan during 2013 and 2012. M&T Bank paid $93,563 to T. Rowe in 2013 and $313,922 in 2012 for trustee and recordkeeping services for the Plan.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2013	2012
Assets available for benefits per the financial statements	$ 1,821,245,610	1,510,013,511
Adjust from contract value to fair value for fully benefit-responsive investment contracts	2,203,459	8,455,516
Assets available for benefits per the Form 5500	$ 1,823,449,069	1,518,469,027

8. Reconciliation of Financial Statements to Form 5500, continued

The following is a reconciliation of the net increase in assets available for benefits per the financial statements to the Form 5500:

		2013
Net increase in assets available for benefits per the financial statements	$	311,232,099
Less: Net decrease to adjustment from contract value to fair value for fully benefit-responsive investment contracts		(6,252,057)
Net increase in assets available for benefits per the Form 5500	$	304,980,042

9. Subsequent events

The Company has evaluated the impact of subsequent events on these financial statements through the date of financial statement issuance, June 26, 2014, and noted no subsequent events requiring financial statement recognition or disclosure.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of issue, borrower, lessor, or similar party	Description of investment	Number of shares or principal amount	Fair value
Common stock			
Financial:			
* M&T Bank Corporation [1]	Common Stock	2,867,334	$ 333,815,038
Common trust fund			
* Wilmington Trust Retirement and Institutional Services Company	Collective Investment Trust III	9,643,746	164,261,781
Mutual fund investments			
Harbor Capital Advisors, Inc.	International Institutional Fund	1,575,667	111,888,088
* Wilmington Funds	Intermediate Term Bond Fund	1,780,763	17,825,435
* Wilmington Funds	Large Cap Value Fund	2,054,374	27,097,199
* Wilmington Funds	Small Cap Growth Fund	1,424,758	34,080,202
* Wilmington Funds	Government Bond Fund	3,159,029	30,168,731
* Wilmington Funds	International Multi Manager Fund	1,461,160	11,397,051
* Wilmington Funds	Large Cap Growth Fund	2,171,262	21,278,365
* Wilmington Funds	Mid Cap Growth Fund	4,659,285	88,340,047
* Wilmington Funds	Multi Manager Real Estate Fund	490,669	6,957,680
* Wilmington Funds	Small Cap Strategy Fund	483,834	7,218,807
* Wilmington Funds	Broad Market Bond Fund	1,148,822	10,844,876
* Wilmington Funds	Aggressive Asset Allocation Fund	586,836	6,754,484
* Wilmington Funds	Conservative Asset Allocation Fund	2,254,796	24,577,271
Pacific Investment Management Company LLC (PIMCO)	Total Return Institutional Bond Fund	4,935,650	52,762,100
* T. Rowe Price Associates, Inc.	Balanced Fund	5,739,614	133,273,847
* T. Rowe Price Associates, Inc.	Equity Income Fund	1,538,029	50,508,875
* T. Rowe Price Associates, Inc.	Growth Stock Fund	1,795,829	94,406,743
* T. Rowe Price Associates, Inc.	Retirement 2010 Fund	1,377,310	24,543,658
* T. Rowe Price Associates, Inc.	Retirement 2020 Fund	3,955,786	80,658,480
* T. Rowe Price Associates, Inc.	Retirement 2030 Fund	3,672,016	82,987,572
* T. Rowe Price Associates, Inc.	Retirement 2040 Fund	3,250,722	76,099,393
* T. Rowe Price Associates, Inc.	Retirement Income Fund	591,326	8,739,804
* T. Rowe Price Associates, Inc.	Small Cap Value Fund	1,613,347	81,264,287
Sterling Capital	Mid Value Fund; Institutional	1,761,507	34,349,381
The Vanguard Group, Inc.	Institutional Index Fund	926,304	156,804,731
			1,274,827,107
Loans to participants			
* Loans to participants	4.25%-11.50%, fully secured by vested benefits, due 2014 through 2028		28,257,322
	Total assets held for investment purposes		$ 1,801,161,248

[1] See note 7 of notes to financial statements.

* Denotes party-in-interest.